Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614
Tel: (949) 486-3990
Fax: (949) 486-3995

July 21, 2008

Mr. David Humphrey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:  Financial Media Group, Inc.
Form 10-KSB for the Year Ended August 31, 2007
File No. 000-32923

Dear Mr. Humphrey:

We are in receipt of your comment letter dated July 1, 2008 to Financial Media Group, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following. We will amend and file the Company’s Form 10-KSB for the fiscal year ended August 31, 2007, if requested, to incorporate our revised responses to your comments.

Form 10-KSB for Fiscal Year Ended August 31, 2007

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basic and Diluted Net Loss Per Share, page 30

1.
Refer to our previous comment 2. Please present your proposed revised table in your response. This table should disclose all securities that could potentially dilute basic EPS in the future. See paragraph 40(c) of SFAS 128. Please note that, as the objective of presenting diluted EPS is to measure the performance of an entity over a reporting period while giving effect to all dilutive potential common shares outstanding during the period, this table should present the number of potential common shares resultant from all securities that are currently anti-dilutive (but that could become dilutive in future).

We agree to amend and revise the Basic and Diluted Net Loss Per Share disclosure in the Company’s Form 10-KSB as of August 31, 2007 to include the potentially dilutive shares as follows:

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of dilutive securities is anti-dilutive. The following number of potential shares of common stock has been excluded from the computation of diluted net loss per share for the year ended August 31, 2007 and 2006, respectively as effect is anti-dilutive.

	Year ended
	August 31, 2007	August 31, 2006

Stock options	500,000	-
Stock warrants	574,667	330,000
	1,074,667	330,000

2.
As a related matter, we note the disclosure that your net loss per share for all periods presented has been restated to reflect the adoption of SFAS 128. Since SFAS was issued in 1997, it is unclear whether or not you are currently restating your EPS to reflect the adoption of SFAS 128.  Please clarify your EPD disclosures, as appropriate.

We have revised the disclosure as indicated in the response to Comment #1 to delete the erroneous language reflecting a restatement to reflect the adoption of SFAS 128. The basic and diluted net loss per share was always calculated in accordance with SFAS 128 for the year ended August 31, 2007 and 2006. Hence, there was no restatement.

Note 3 – Marketable Securities, page 32

3.
It is unclear that your impairment policy is consistent with SAB Topic 5M, which states that factors to be considered include length of time and the extent to which the current value has been less than cost. With respect to unrealized losses of 12 months or greater, it appears your policy only considers the extent of loss and ignores the length of time. Also, it appears you consistently sell marketable securities to help fund your operations. However, SAB Topic 5M states that another factor to be considered is the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. In addition, SAB Topic 5M states that, unless evidence exists to support a realizable value equal to or greater than the carrying value of an investment, a write-down accounted for as a realized loss should be recorded. It is unclear what evidence exits with respect to the securities you hold with unrealized losses of greater than 12 months. Please further explain to us how you believe your policy is appropriate in light of all of the factors to be considered set forth in SAB Topic 5M, and include a draft of your proposed revised disclosure in your response.

We believe our policy is appropriate in light of SAB Topic 5M. SAB Topic 5M states that, “The following are only a few examples of the factors which, individually or in combination, indicate that a decline is other than temporary and that a write-down of the carrying value is required." Examples cited are length of time, financial conditions of the issuer earnings potential of investment and of course intent and ability to hold to recover. It is important for us that we have the latitude to factor in all information prior to making a decision to impair. Each circumstance is different. The capacity of management to utilize its judgment and experience in determining value is paramount in our decision making process particularly in dealing with smaller companies. Evidence of value in these instances is often best determined by management utilizing its knowledge of a particular company in light of the circumstances at that time

We certainly give significant weight to our ability to hold the securities for a long enough period to recover our investment in some circumstances. We have revised our note.

We propose to revise the disclosure to provide greater emphasis of matters the Commission has pointed out in the Company's Form 10-KSB as of August 31, 2007 be read as follows:

In accordance with SAB Topic 5M, the Company considers various factors in its determination to impair its marketable securities.  Among the criteria considered are the amount of the decline below initial valuation and length of time that the securities have been held.  If the value of the securities has declined consistently and substantially (50% or more) below cost; the marketable security is impaired. The Company also considers its cash flow requirements on a case by case basis in determining its capacity to hold investments.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding our response, please contact myself or William Barnett, our securities counsel at the Law Offices of William Barnett at (818) 595-7717.

Sincerely,

/s/ Manu Ohri
Manu Ohri
Chief Financial Officer